

Mail Stop 3561

March 7, 2016

Dennis Leatherby
Chief Financial Officer
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Springdale, Arkansas 72762

> **Re:** **Tyson Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended October 3, 2015**
> **Filed November 23, 2015**
> **Form 8-K filed February 5, 2016**
> **File No. 001-14704**

Dear Mr. Leatherby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 3, 2015

Financial Statements

Notes to Consolidated Financial Statements

Note 17: Segment Reporting, page 80

1. We note your disclosure in Note 17 that you have four reportable segments; Chicken; Beef; Pork; and Prepared Foods. Please tell us if you have more than four operating segments and if so explain to us how you have aggregated any operating segments into your reportable segments. Also, please provide us the following information:

   • Please tell us the title and describe the role of the CODM, as well as the names of those individuals that report to the CODM;

- Identify and describe the role of each of your segment managers;
- With regard to the Prepared Foods reportable segment, please tell us if there is any individual responsible for a subset of the segment such as Retail, Foodservice, or legacy operations and if so, explain who they report to;
- Describe the information regularly provided to the CODM and how frequently it is prepared; and
- Describe the information provided to the Board of Directors and how frequently it is prepared.

Form 8-K filed February 5, 2016

Exhibit 99.1

2. We note your disclosure of the non-GAAP measures adjusted net income per share attributable to Tyson and adjusted operating income. Furthermore, your disclosure states that the presentation of these measures "helps investors to assess our financial performance from period to period and enhances understanding of our financial performance." It appears your disclosures are overly general and therefore, not consistent with the objective of Item 10(e)(1)(i) of Regulation S-K. Please revise to include disclosure concerning the reasons why management believes that presentation of these non-GAAP financial measures provides useful information to investors in accordance with Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure